SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
 OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2009

 Commission File Number 0-18350

GRANITE CONSTRUCTION PROFIT
 SHARING AND 401(K) PLAN

GRANITE CONSTRUCTION INCORPORATED

585 West Beach Street
 Watsonville, California 95076
 Telephone: (831) 724-1011

     This report contains 17 pages.

Item 4.	FINANCIAL STATEMENTS AND SCHEDULE PREPARED IN ACCORDANCE WITH THE FINANCIAL REPORTING REQUIREMENTS OF ERISA

     The following documents are filed as part of this report:

1. Financial Statements. The following financial statements are filed as part of this report:

Form 11-K
Pages
Report of Independent Registered Public Accounting Firm	F-3
Statements of Net Assets Available for Benefits at December 31, 2009 and 2008	F-4
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2009	F-5
Notes to Financial Statements	F-6 - F-11

2. Financial Statements Schedule. The following financial statement schedule of the Granite Construction Profit Sharing and 401(K) Plan (“Plan”) for the year ended December 31, 2009 is filed as part of this report and shall be read in conjunction with the financial statements of the Plan.

Form 11-K
Pages
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) at December 31, 2009	S-1

EXHIBITS

The following exhibit is attached hereto and filed herewith:

Exhibit
Number

23	Consent of Independent Registered Public Accounting Firm

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused the annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GRANITE CONSTRUCTION PROFIT SHARING AND 401(K) PLAN
Date: June 25, 2010	By:	/s/ Alan Movson
Alan Movson
Committee Secretary

	By:	/s/ Peg Wynn
Peg Wynn
Committee Member

INDEX TO EXHIBITS

Exhibit
Number	Document

23	Consent of Independent Registered Public Accounting Firm

Granite Construction
 Profit Sharing and 401(k) Plan
 Financial Statements
 as of December 31, 2009 and 2008 and
 for the year ended December 31, 2009

Granite Construction
Profit Sharing and 401(k) Plan
Index of Financial Statements and Schedule

Pages
Report of Independent Registered Public Accounting Firm	F-3

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2009 and 2008	F-4

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2009	F-5

Notes to Financial Statements	F-6

Supplemental Schedule:

Schedule H, line 4i — Schedule of Assets (Held At End of Year) at December 31, 2009	S-1

Exhibit 23

Supplemental schedules other than the above are omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and
Plan Administrator of the
Granite Construction
Profit Sharing and 401(k) Plan

We have audited the financial statements of the Granite Construction Profit Sharing and 401(k) Plan (the Plan) as of December 31, 2009 and 2008, and for the year ended December 31, 2009, as listed in the accompanying index of financial statements and schedule.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule, as listed in the accompanying index of financial statements and schedule, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mohler, Nixon & Williams
MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
June 25, 2010

Granite Construction
Profit Sharing and 401(k) Plan
Statements of Net Assets Available for Benefits
	December 31,
	2009	2008
Assets
Investments, at fair value	$204,680,606	$157,756,226
Non-interest bearing cash	48,767	509
Contributions receivable from employer	284,027	25,261
Contributions receivable from employees	374,311	4,531
Other receivable	23,944	—
Net assets available for benefits	$205,411,655	$157,786,527

The accompanying notes are an integral part of these financial statements.

Granite Construction
Profit Sharing and 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2009
Changes to net assets available for benefits attributed to:
Investment activities:
Net appreciation in fair value of investments	$27,609,118
Interest and dividends	3,547,190
Net additions from investment activities	31,156,308
Contributions:
Employee	14,546,050
Employer	10,199,612
Total contributions	24,745,662
Distributions to participants or beneficiaries	(19,903,952)
Diversification from employee stock ownership plan	445,373
Transfer of assets to Plan	11,181,737
11,627,110

Change in net assets available for benefits during the year	47,625,128
Net assets available for benefits, beginning of year	157,786,527

Net assets available for benefits, end of year	$205,411,655

The accompanying notes are an integral part of these financial statements.

Granite Construction
Profit Sharing and 401(k) Plan
Notes to Financial Statements

1.	Description of Plan

The following description of the Granite Construction Profit Sharing and 401(k) Plan (the “Plan”) provides only general information.  The Plan document provides a more complete description of the Plan’s provisions.

The Plan is a defined contribution Plan covering all eligible non-union employees of Granite Construction Incorporated and its participating subsidiaries (the “Company”).  Effective July 1, 2008, an Employee generally becomes eligible to participate in the Plan as of his or her date of hire, for the purpose of the eligibility to elect to make 401(k) contributions. For all other purposes under the Plan, an Employee generally becomes a participant in the Plan as of the first day of the month coinciding with or next following the date on which he or she is credited with at least 1,000 Hours of Service (or as soon as administratively practicable thereafter). The Company does not guarantee the benefits provided by the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

The Company has appointed an Administrative Committee (“Committee”) as the Plan administrator (“Administrator”).  Other than with respect to the Granite Construction Inc. Common Stock Fund (“Granite Common Stock”), the Committee has exclusive authority and responsibility for all matters in connection with the operation and administration of the Plan.  An independent fiduciary selected by the Company has authority and responsibility related to investments in the Granite Common Stock. The Company paid all necessary and proper expenses incurred in the administration of the Plan.

Contributions

The Company makes profit sharing and 401(k) matching contributions.  Profit sharing contributions from the Company may be contributed to the Plan in an amount (or under such formula) as may be determined by the Company’s Board of Directors.  Profit sharing contributions are payable solely out of the Company’s current or accumulated earnings and profits.  The profit sharing contribution shall not exceed the maximum amount deductible under the provisions of the Internal Revenue Code (“IRC”).  The Company must pay the total profit sharing contribution to the Plan trustee before the date the Company is required to file its federal income tax return (including extensions).  No profit sharing contributions were made to the Plan during 2009.

The Company’s 401(k) matching contribution is based on a formula, as described in the Plan document.  The Company’s matching contribution is paid into the Plan at the same time as the employee contributions are paid into the Plan.  Company matching contributions earned during 2009 were $10,199,612 of which $284,027 was paid in 2010.

All eligible Plan participants could make combined employee contributions to the Plan of up to $16,500 during 2009.  Plan participants who reached age 50 during the Plan year had the option to make an additional (“Catch Up”) pre-tax salary contribution of up to $5,500 in 2009.

The Plan also offers an option for deferring the cash equivalent of the dividends from the Granite Construction Employee Stock Ownership Plan (“ESOP”). The Dividend Equivalent Deferral or 401(k) Switchback option allows participants in the ESOP to elect an additional pre-tax salary deferral to the 401(k) Plan equal to the amount of the ESOP dividend passed through to them.

Granite Construction
Profit Sharing and 401(k) Plan
Notes to Financial Statements

Employee Stock Ownership Plan Diversification Account

The Plan permits certain participants under the ESOP to have a portion of their ESOP stock account liquidated and the proceeds transferred to the Plan.  No portion of the participant’s ESOP diversification account may be invested in Granite Common Stock.

Participant Accounts

Contributions received by the Plan are deposited with the Plan trustee and custodian, Mercer Trust Company (“Mercer”).  Each eligible participant’s account is credited with an allocation of (a) the Company’s 401(k) match and discretionary profit sharing contributions, if any, (b) Plan earnings or losses, (c) profit sharing forfeitures of terminated participant’s non-vested accounts and (d) participant’s contributions. The participant contribution, associated Company match, and profit sharing, if applicable, are allocated based on participants’ eligible earnings, as defined in the Plan document.

Vesting

The full amount of the participant’s profit sharing account becomes vested on his or her normal retirement date or when his or her employment with the Company terminates by reason of death or total disability, or when his or her years of vesting service is completed as defined in the Plan document.  For participants that work one or more hours on or after January 1, 2007, the full amount of the profit sharing account becomes vested after three years of service.  For participants who do not perform work after December 31, 2006, the profit sharing account requires five years of service for full vested status. The full value of the participant’s elective contribution and matching account are fully vested at the time of deferral.

Forfeitures
Participants are entitled to an equal share in the allocation of profit sharing forfeitures for each Plan year in which they are employed by the Company as of the Plan year end. At December 31, 2009 and 2008, forfeited non-vested accounts totaled $578,680 and $290,493, respectively, and are allocated to eligible participants’ accounts in the subsequent Plan year.

Distributions
On termination of service for any reason, including death or disability, participants with less than $1,000 in their accounts and who have not elected a rollover will receive one lump sum payout of the total value of their vested account balance as prescribed in the Plan document. If the participant has more than $1,000 in their account upon termination, funds will not be distributed unless the participant elects to withdraw the funds as prescribed in the Plan document.

Hardship Withdrawals
The Plan provides for withdrawals in the event of financial hardship, as defined in the Plan document.

Plan Investments

Participants may direct Company and participant contributions into any of the designated investment options approved by the Committee.  Included in the designated investment options are various mutual funds, a common/collective trust, money market fund and Granite Common Stock.

Granite Construction
Profit Sharing and 401(k) Plan
Notes to Financial Statements

2.	Summary of Significant Accounting Policies

Basis of Accounting
The financial statements have been prepared on an accrual basis in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities.  The estimates, judgments and assumptions are continually evaluated based on available information and experiences; however, actual results could differ from those estimates.

Investments

Investments are stated at fair value. See Note 4 for discussion of fair value measurements.  The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and unrealized appreciation (depreciation) on those investments.

Non-interest bearing cash
Non-interest bearing cash is made up of unsettled transactions relating to the Granite Common Stock.

Distributions
Distributions to participants are recorded when paid.

Risks and uncertainties

The Plan provides for various investment options in any combination of mutual funds, Granite Common Stock and other investment securities, which the Administrator may, from time to time, make available.  Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Recently Issued Accounting Pronouncement
In January 2010, the Financial Accounting Standards Board (“FASB”) issued a new accounting standard update (“ASU”) which clarifies and provides additional disclosure requirements on the transfers of assets and liabilities between Level 1 (quoted prices in active market for identical assets or liabilities) and Level 2 (significant other observable inputs) of the fair value measurement hierarchy, including the reasons for and the timing of the transfers. Additionally, the guidance requires a roll forward of activities on purchases, sales, issuance, and settlements of the assets and liabilities measured using significant unobservable inputs (Level 3 fair value measurements). This ASU is effective for the Plan in 2010, except for the requirements to provide Level 3 activity which will become effective in 2011. The Plan does not expect the adoption of this ASU to have a material impact on its consolidated financial statements.

3.	Plan Mergers

In 2008, the Company acquired Wilder Construction Company. In conjunction with this acquisition, the Company became the Plan Sponsor of all Wilder Plans.

Effective January 1, 2009, the Wilder Construction Company 401(k) Plan and Trust (the “Wilder 401(k) Plan”) was merged with and into the Plan, and assets of approximately $5.8 million from the Wilder 401(k) Plan were transferred to the Plan. Those former employees of Wilder Construction Company who were employed by the Company became eligible to participate in the Plan effective January 1, 2009.

Effective December 15, 2009, final undistributed assets of approximately $5.4 million from the Wilder Construction Company Defined Contribution Plan (the “Wilder DC Plan”) were transferred into the Plan. The Wilder DC Plan was terminated effective December 31, 2008.

Granite Construction
Profit Sharing and 401(k) Plan
Notes to Financial Statements

4.   Fair Value Measurements

The Plan measures and discloses certain financial assets and liabilities at fair value. Accounting Standards Codification (“ASC”) Topic 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC Topic 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

•	Level 1: Quoted prices in active markets for identical assets or liabilities.

•
Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2009:

Investments at fair value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Common/Collective Trust (“CCT”):
Blend fund	$—	$9,987,089	$—	$9,987,089
Total CCT	—	9,987,089	—	9,987,089

Mutual Funds:
Asset allocation/lifecycle funds	45,471,998	—	—	45,471,998
Blend fund	8,678,228	—	—	8,678,228
Bond funds	24,351,313	—	—	24,351,313
Growth funds	31,814,824	—	—	31,814,824
Value funds	19,735,677	—	—	19,735,677
International value fund	18,692,136	—	—	18,692,136
Money market fund	21,673,493	—	—	21,673,493
Total mutual funds	170,417,669	—	—	170,417,669

Common Stock	24,275,848	—	—	24,275,848

Total CCT, Mutual Funds and Common Stock	194,693,517	9,987,089	—	204,680,606
Total investments at fair value	$194,693,517	$9,987,089	$—	$204,680,606

Investments at fair value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Money market funds	$23,761,870	$—	$—	$23,761,870
Common stock	32,250,427	—	—	32,250,427
Mutual funds	95,249,682	—	—	95,249,682
CCT	—	6,494,247	—	6,494,247
Total investments at fair value	$151,261,979	$6,494,247	$—	$157,756,226

The Plan’s valuation methodology used to measure the fair values of money market funds, common stock, and mutual funds were derived from quoted market prices as substantially all of these instruments have active markets. The valuation technique used to measure fair value of the CCT is the quoted redemption value of units owned by the Plan at year end.

Granite Construction
Profit Sharing and 401(k) Plan
Notes to Financial Statements

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Company believes the carrying amount of receivables approximates fair value.

Putnam S&P 500 Index Fund (the fund) is a collective investment trust that has been established and will be maintained by Putnam Fiduciary Trust Company (PFTC). The fund’s objective is to achieve a return, before the assessment of any fees, that closely approximates the return of the Standard & Poor 500® Composite Stock Price Index (the Index), a common measure of U.S. market performance. The fund attempts to be fully invested at all times in the stocks that compose the Index either or through collective investment trusts.  However, it is not anticipated that the fund’s portfolio will duplicate the Index exactly. The fund is not intended as a complete investment program and therefore, cannot guarantee it will achieve its goals.

The fund will impose a short-term trading fee of 1.00% of the total redemption amount (calculated at market value) if a plan participant  sells or exchanges units purchased by exchange that are held in the plan participant’s account for seven (7) days or less.

Withdrawals from the fund generally will be permitted daily at a redemption price equal to the net asset value per units redeemed as determined by PFTC. Withdrawal requests must be received by PFTC prior to the market close in order to receive the net asset value per unit for such date.  Under certain circumstances, PFTC may deem it necessary to suspend withdrawals or defer payments to avoid a materially adverse impact on the fund.

5.	Investments
The following schedule presents investments which are 5 percent or more of the Plan’s net assets available for benefits at:
	December 31,
	2009	2008
Granite Construction Incorporated	$24,275,848	$32,250,427
Putnam Money Market Fund	21,673,493	23,761,870
Harbor Capital International Fund	18,692,136	12,112,253
Vanguard Capital Opportunities Admiral Share Fund	15,227,940	9,362,507
Loomis Sayles Bond Fund	13,632,720	8,108,964
Vanguard Morgan Growth Fund	11,490,678	*
PIMCO Total Return Fund	10,718,593	*
Manning & Napier Pro-Blend Extended Fund	10,566,145	*
Franklin Balance Sheet Investment Fund	10,420,898	9,419,912
Putnam Asset Allocation Fund: Growth Portfolio	*	8,023,629

* Balance at December 31, was less than 5% of Plan's net assets

During 2009, the Plan’s investments appreciated/(depreciated) in value as follows:

Mutual Funds	$31,160,015
Common/Collective Trust	3,486,456
Granite Common Stock	(7,037,353)
Net appreciation in fair value of investments	$27,609,118

6.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated December 23, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC.  The Plan has been amended since receiving the determination letter.  On February 2, 2009, an Application for Determination (Form 5300) was filed with the Internal Revenue Service with respect to the continued qualified status of the Plan. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and that the trust which forms a part of the Plan, is exempt from Federal income and state franchise taxes.

Granite Construction
Profit Sharing and 401(k) Plan
Notes to Financial Statements

7.	Related Party and Party in Interest Transactions

The Plan allows investment in the common stock of Granite Construction Incorporated. In addition, certain Plan investments are managed by Putnam Investments (“Putnam”).  Putnam and Mercer are subsidiaries of Marsh & McLennan Companies, Inc.  Any purchases and sales of such funds and common stock are performed in the open market at fair value.  Transactions in these investments qualify as party-in-interest transactions, which are exempt from prohibited transaction rules.

Aggregate investment in Granite Common Stock at December 31 was as follows:
Date	Number of shares	Fair Value
2009	721,208	$24,275,848
2008	734,132	$32,250,427

During the year ended December 31, 2009, the Plan purchased $7,980,957 and sold $8,917,358 of Granite Common Stock.

8.	Plan Termination
Although it has not expressed any intent to do so, the Company may terminate the Plan at any time. In the event of termination of the Plan, all participants who are employed by the Company at the date of termination will become 100% vested in their account balances.

9.	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2009 and 2008 to Form 5500:
	December 31,
	2009	2008
Net assets available for benefits per the financial statements	$205,411,655	$157,786,527
Amounts allocated to withdrawing participants	(34,215,142)	(16,590,267)
Net assets available for benefits per the Form 5500	$171,196,513	$141,196,260

The following is a reconciliation of distributions to participants per the financial statements for the year ended December 31, 2009 to Form 5500:

Distributions to participants per the financial statements	$19,903,952
Amounts allocated to withdrawing participants at December 31, 2009	34,215,142
Amounts allocated to withdrawing participants at December 31, 2008	(16,590,267)
Distributions to participants per Form 5500	$37,528,827

The participant vested balances of employees who terminated or retired prior December 31, 2009, and have not taken a distribution prior to December 31, 2009, are included in benefit claims payable on Schedule H of the Form 5500.

10.	Subsequent Events

Effective February 1, 2010, new contributions to the Plan are limited to no more than 50% being invested in Granite stock, and Plan participants will be prevented from transferring existing assets into Granite stock if more than 50% of their total account balance will be invested in Granite stock as a result of the transfer.

As of June 25, 2010, the close price of Granite Common Stock decreased 24% from its December 31, 2009 close price.

Granite Construction
Profit Sharing and 401(k) Plan
EIN 77-0239383, Plan 001
Schedule H, line 4i - Schedule of Assets (Held At End of Year)
December 31, 2009

		(c)
		Description of investments
		including maturity date, rate of		(e)
	(b)	interest, collateral,	(d)	Current
(a)	Identity of issuer, borrower, lessor or similar party	par or maturity value	Cost(1)	Value
*	Granite Construction Incorporated	Common Stock		$24,275,848
*	Putnam Money Market Fund	Money Market Fund		21,673,493
	Harbor Capital International Fund	Mutual Fund		18,692,136
	Vanguard Capital Opportunities Admiral Share Fund	Mutual Fund		15,227,940
	Loomis Sayles Bond Fund	Mutual Fund		13,632,720
	Vanguard Morgan Growth Fund	Mutual Fund		11,490,678
	PIMCO Total Return Fund	Mutual Fund		10,718,593
	Manning & Napier Pro-Blend Extended Fund	Mutual Fund		10,566,145
	Franklin Balance Sheet Fund	Mutual Fund		10,420,898
*	Putnam S&P 500 Index Fund	Common/Collective Trust		9,987,089
	The Clipper Fund	Mutual Fund		8,678,228
	Manning & Napier Pro-Blend Moderate Fund	Mutual Fund		8,159,851
	Lord Abbett Mid-Cap Value Fund	Mutual Fund		7,128,244
	Managers Institutional Micro-Cap Fund	Mutual Fund		5,096,206
	Manning & Napier Pro-Blend Conservative Fund	Mutual Fund		3,809,210
	T. Rowe Price Retirement 2030 Fund	Mutual Fund		3,594,076
	T. Rowe Price Retirement 2020 Fund	Mutual Fund		3,531,183
	T. Rowe Price Retirement 2025 Fund	Mutual Fund		3,030,862
	T. Rowe Price Retirement 2040 Fund	Mutual Fund		2,397,160
	T. Rowe Price Retirement 2015 Fund	Mutual Fund		2,363,748
	Northern Small-Cap Value Fund	Mutual Fund		2,186,535
	T. Rowe Price Retirement 2035 Fund	Mutual Fund		2,124,899
	T. Rowe Price Retirement 2010 Fund	Mutual Fund		1,730,133
	T. Rowe Price Retirement 2045 Fund	Mutual Fund		1,685,969
	T. Rowe Price Retirement 2050 Fund	Mutual Fund		1,285,716
	T. Rowe Price Retirement 2005 Fund	Mutual Fund		467,613
	T. Rowe Price Retirement Income Fund	Mutual Fund		440,765
	T. Rowe Price Retirement 2055 Fund	Mutual Fund		284,668
	Total Investments			$204,680,606

*	Known party-in-interest (exempt transactions)
(1)	Cost information has been omitted with respect to participant directed transactions

S-1

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Forms S-8 (No. 333-118299, No. 333-80471 and No. 033-36485) of Granite Construction Incorporated of our report dated June 25, 2010, with respect to the statements of net assets available for benefits of the Granite Construction Profit Sharing and 401(k) Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009, and the related supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2009, which report appears in the December 31, 2009 annual report on the Form 11-K of the Granite Construction Profit Sharing and 401(k) Plan.

/s/ Mohler, Nixon & Williams
MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
June 25, 2010